

October 31, 2006

For immediate release

Sumitomo Metals Announces Results for the First Half of Fiscal Year 2006

Sumitomo Metal Industries, Ltd. announced today its financial results for the First Half of FY2006 (ending March 31, 2007)

SUPPL

<Consolidated Results for the First Half of FY2006>

(Unit: Million of yen)

	FY2006 First Half	FY2005	
		First Half	Full Year
Sales	768,222	730,565	1,552,765
Operating profit	135,128	144,805	305,804
Recurring profit	156,007	131,840	280,733
Net Income (loss)	99,784	92,072	221,252

<Non-Consolidated Results for the First Half of FY2006>

(Unit: Million of yen)

	FY2006 First Half	FY2005	
		First Half	Full Year
Sales	495,148	450,023	954,913
Operating profit	116,170	104,273	222,334
Recurring profit	127,372	90,243	194,587
Net Income (loss)	77,332	43,073	129,748

dlw 11/7

1. Management policy, business performance and financial situation

(1) Management policy

a. Operational targets and basic policy for corporate management

In this April, Sumitomo Metals formulated a new Medium-Term Business Plan that envisions the Sumitomo Metals Group 10 years from now. The plan's overarching objective is to deliver steady growth by emphasizing both quality and scale.

* Accelerating Distinctiveness and Building a Robust Operating Base

The steel market is polarizing into two categories—high-grade products and commodity-grade products. We expect competition to become more intense in both these areas going forward. The Sumitomo Metals Group has competitive advantages in seamless pipe, railway, automotive and machinery parts, steel sheet for automotive applications and specialty steel. This product lineup means our operating structure is more resilient to fluctuations in demand. We plan to reinforce these already competitive areas by channeling resources into them to accelerate the distinctiveness of our products and businesses.

In line with this policy, during the course of the new Medium-Term Business Plan we intend to double capital expenditures compared to the previous plan by investing ¥480 billion, or more than half of estimated operating cash flow, to reinforce our operating base.

* Enhancing Intangible Assets

To raise corporate value, we intend to build a robust operating base by improving the competitiveness of steelworks and strengthening our financial position. We will also enhance the intangible assets that underpin this process, namely customer, employee, technology and management assets.

In customer assets, we will continue our efforts to win the leading reputation among customers. Our initiatives so far have been highly praised by customers, illustrated by numerous awards. Going forward, we will move up a gear, aiming to close the gap further with customers and build even deeper relationships.

In employee assets, we will work to eliminate all major accidents within the Group, and in response to issues such as Japan's declining birthrate, aging society and imminent mass mandatory retirement of baby boomers, we will use more diverse recruitment sources to consistently attract the highly skilled people we need. Together with upgraded personnel training programs, this will ensure we can maintain our strong frontline workforce.

In technology assets, we will continue to channel resources into elemental technologies that will underpin future growth. Research personnel will also be shifted to these key areas. Additionally, we intend to introduce innovative R&D facilities, enhance cooperation with universities and other external research bodies and take other steps, backed up by an increase in R&D expenses of 20% compared to the previous plan.

In this way, we will pursue a unique Sumitomo Metals Group approach founded on three key policies: emphasizing both quality and scale, reinforcing already strong areas, and winning the leading reputation among customers.

(Reference) Consolidated Financial Targets in Medium-Term Business Plan

(Unit: Billion of yen)

	FY2008 Plan (approximate figures)
Net sales	1,620
Operating profit	300
Recurring profit	290
Net income	180

Total assets	2,380
Debt	680
Shareholders' equity	1,070

ROA	13.0%
Equity ratio	45.0%
D/E ratio	0.6

(Three-year Consolidated Cash Flow and Use of Cash)

(Unit: Billion of yen)

	FY2006～2008 Plan
Operating cash flow	920
Debt repayments	-10
Dividends	-90
Tax	-290
Investments, loans etc.	-480
Interest payments	-50

In the steelmaking industry, a movement of reorganization has been activated on a global scale, and the industry is shaken by the birth of a new steelmaking giant with a total annual output of crude steel of more than 100 million tons. To raise our corporate value, the Sumitomo Metals Group will timely and boldly accelerate investments for steady growth by emphasizing a balance between quality and scale as well as further enhance intangible assets.

In addition to more than 100 years of Sumitomo Metals' manufacturing experience, the Sumitomo Group is proud to adhere to the Sumitomo Business philosophy, refined over 400 years and epitomized by one idea: "Above all things, steadiness and reliability are of the greatest importance for the prosperity and stability of the organization. Any action to make speculative profits is strictly forbidden; business is to be expanded or curtailed as necessary, taking into consideration changes in the times and the business perspective."

Ultimately guided by this business philosophy, the Sumitomo Metals Group will work to increase its corporate value over the medium and long terms by steadily implementing the initiatives in this business plan to become a company trusted by all stakeholders.

b. Sumitomo Metals' basic policy regarding dividends

Sumitomo Metals will implement steadily and promptly the measures set forth in its Medium-Term Business Plan (FY2006 to FY2008) in an effort to create a profit structure that is more resistant to downside risk. Our policy seeks to return profits to our shareholders through the continuance of consecutive dividends.

The interim dividend will be 3.5 yen per share. This decision is based on the Company's record high recurring profit in the current half-year period, which raised the prospect of three consecutive fiscal years of record recurring profit. The dividend for this fiscal year will be 7 yen per share, the same amount as the previous year.

(2) Business performance and financial situation

a. Business performance

a-1. Current period

【Current interim period business environment】

In the first half of the current period, demand for steel products in the domestic market remained strong, mainly due to sales to vehicle producers, shipbuilders and other manufacturers, and also to businesses involved with private-sector investment in plant and equipment. In the export sector as well, stable demand continued due to the steady recovery of the global economy.

Prices of raw materials used in steel making rose. In addition to an increase in iron ore prices driven by a surge in global demand, the costs of zinc, nickel and other secondary materials soared.

【Management policy】

In light of the prevailing business environment, the Sumitomo Metals Group increased its production of high-grade steel products—an area where it has expertise—in light of the continuing growing demand for this class of product in the energy, automotive and other sectors. On the other hand, the Group maintained a cautious stance with regard to commodity-grade products, in some cases reducing production levels. As a result, the crude steel production of the Group reached a high level of 6.67 million tons.

In response to customer demand for steady steel supplies, the Group worked to secure procurements of raw materials and ensure the uninterrupted operation of its production facilities, and continuously took steps to reduce costs and improve the prices of steel products.

【Current interim period business results】

As a result of these measures, on a consolidated basis, sales in the first half of the current period were 768.2 billion yen (a 37.6 billion yen increase over the previous interim period), operating profit was 135.1 billion yen (a 9.6 billion yen decrease under the previous interim period), recurring profit was 156 billion yen (a 24.1 billion yen increase over the previous interim period), and interim net income was 99.7 billion yen (a 7.7 billion yen increase over the previous interim period). Recurring profit and interim net income for the reporting period both set new records for the Group.

On a non-consolidated basis, sales were 495.1 billion yen (a 45.1 billion yen increase over the previous interim period), operating profit was 116.1 billion yen (a 11.8 billion yen increase over the previous interim period), recurring profit was 127.3 billion yen (a 37.1 billion yen increase over the previous interim period), and interim net income was 77.3billion yen (a 34.2billion yen increase over the previous interim period). Operating profit, recurring profit and interim net income for the reporting period all set new records for the Company.

(Performance in each segment)

<Steel business>

Steel Sheet, Plate, Titanium & Structural Steel Company

The company is investing in plant and equipment at the Kashima Steel Works to increase its competitiveness. Renovation and enlargement of the No. 3 blast furnace (a total investment of 29 billion yen) is scheduled for completion in May of 2007, securing a level of crude steel production of 8 million tons per annum.

To respond to increased future demand for galvanized steel sheet for automotive and electrical machinery applications, the company is installing a new galvanizing line (a total investment of 17 billion yen). Installation is expected to be completed at the end of November 2006.

In addition, to meet growing demand for high-grade steel plate destined for the energy sector—where it will be used in the production, transportation and storage of electricity, petroleum and natural gas—the company has decided to invest 7 billion yen in expansion of its heating furnace and other facilities, to raise annual steel plate production from 1.9 to 2 million tons.

Furthermore, the company has begun trial operations of a power generation equipment as IPP (Independent Power Producer) that requires a total investment of 57 billion yen, scheduled to begin operations in June 2007.

Consolidated total sales for the Steel Sheet, Plate, Titanium & Structural Steel Company were 283.6 billion yen.

Pipe & Tube Company

Against a backdrop of economic growth in the BRICs nations (Brazil, Russia, India and China) and other countries, global demand for energy is increasing, driving the development of oil and natural gas resources and prompting greater demand for the high-quality steel pipe that our company produces. In the face of this growing demand, the Pipe & Tube Company has decided to embark on a program of plant and equipment investment to secure its position as the world's leading supplier of steel pipe.

The company has decided to invest 35 billion yen in the development of cutting-edge seamless pipe products, mainly at the Wakayama Steel Works. This investment is expected to yield a production capacity increase of 100 thousand tons, of which 70 thousand tons will be cutting-edge products such as super high-alloy OCTG and 13 Cr OCTG.

In response to requests for the mass-production of ultra-high-strength, large-diameter welded steel pipe for construction of pipelines in overland long-distance natural gas pipeline projects that can transport gas efficiently at very high pressures, the company has decided to invest a total of 10 billion yen in the Kashima Steel Works' steel making plant, plate mill, and large welded pipe mill.

The Pipe & Tube Company is upgrading the upstream process of the Wakayama Steel Works through such measures as blast furnace renewal and environmental protection (total investment: 160 billion yen).

Consolidated total sales for the Pipe & Tube Company were 281.7 billion yen.

Railway, Automotive & Machinery Parts Company

As part of its "Global 10" business strategy aiming to supply more than 10% of the global automotive crankshaft market, the company has decided to install a third forging press line at International Crankshaft Inc. (its manufacturing and sales entity in the United States). This upgrade, in combination with the company's other manufacturing plants in Japan and China, will lift total crankshaft production to 8.8 million units per annum, an important step towards the attainment of Global 10.

In the railway parts business, in response to growing demand in the United States for forged steel railway wheels, the company has upgraded its machining processes and heat treatment facilities at the Osaka Steel Works.

Consolidated total sales for the Railway, Automotive & Machinery Parts Company were 50.6 billion yen.

Sumitomo Metals (Kokura), Ltd.

High production levels at Sumitomo Metals (Kokura), Ltd. are continuing in response to the ongoing firm demand for high-grade specialty steel products, chiefly for automotive manufacture. The company has set a goal of increasing its ability to supply cold heading quality wire rods, and is upgrading its steel wire rod secondary processing line.

To improve quality competitiveness, the company is investing in steel making process innovations (a total of 20 billion yen).

Including figures from Group companies such as Sumitomo Metals (Naoetsu), Ltd., consolidated total sales for Sumitomo Metals' steel business were 711 billion yen, and consolidated operating profit was 132.3 billion yen.

<Engineering business>

Consolidated total sales for the engineering business were 4.9 billion yen, and consolidated operating loss was 0.8 billion yen.

<Electronics business>

Consolidated total sales for the electronics business were 29.3 billion yen, and consolidated operating profit was 1.2 billion yen.

<Other businesses>

Consolidated total sales for businesses other than those listed above were 22.9 billion yen, and consolidated operating profit was 2.5 billion yen.

a-2 Targets for FY 2006

The outlook for the second half of the current period foresees a general, steady economic expansion, both in Japan and abroad. This view is tempered by concerns over the effects of crude oil price trends and a slowdown in the U.S. economy. In the steel business, we expect that demand for high-quality steel products (the Group's specialty) from manufacturers, particularly those used in the energy and automotive sectors, will remain firm.

In light of this outlook, the Sumitomo Metals Group will continue to steadily implement the measures contained in our

Medium-Term Business Plan (2006 to 2008), such as efforts to improve its ability to supply high-quality steel products to energy, automotive and other industry sectors. The Group will also continuously strive both to reduce costs and improve steel prices.

On a consolidated basis, sales for FY2006 are expected to be 1,560 billion yen, operating profit 280 billion yen, recurring profit 300 billion yen, and net income 190 billion yen. On a non-consolidated basis, sales are expected to be 1,000 billion yen, operating profit 225 billion yen, recurring profit 225 billion yen, and net income 130 billion yen.

b. Financial situation

Consolidated recurring profit and interim net income both set new records for the current interim period. As a result of such a good business performance, the Company realized 74.6 billion yen in cash from operations in the reporting period. The use of 43.6 billion yen for investment and 38.4 billion yen for financial activities such as the dividend payment and the reduction of debt resulted in a balance of outstanding cash of 25.5 billion yen at the end of the first half of FY 2006, 7 billion yen lower than at the end of FY 2005.

	End of FY2003	End of FY2004	End of FY2005	End of the first half of FY2006
Equity ratio	18.8%	25.1%	34.1%	37.1%
Equity ratio on a market value basis	33.4%	48.2%	114.8%	102.7%
Years to debt redemption	5.5 years	3.3 years	2.2 years	-
Interest coverage ratio	9.5	15.0	24.8	13.6

Equity ratio: Shareholders' equity/total assets

Equity ratio on a market value basis: Total market value of shares/Total assets

Years to debt redemption: debt/(Operating cash flow - Interest payments)

(The years to debt redemption at the end of the first half of FY 2006 is not mentioned above.)

Interest coverage ratio: Operating cash flow/Interest payments

* All figures are calculated on a consolidated basis.
* "Debt" means net debt, i.e., the total of outstanding borrowing, corporate debentures and commercial paper minus cash and time deposits.
* "Operating cash flow" is "net cash provided by operating activities" of the consolidated statements of cash flows. "Interest payments" is "interest paid" of the consolidated statements of cash flows.

c. Operational risks

Risk considerations in respect of operations and other matters concerning Sumitomo Metals and the Sumitomo Metals Group include increases in steel raw materials prices, changes in product selling prices, foreign exchange rate movements, interest rate fluctuations, natural disasters and accidents, and effects of laws, regulations and other norms,

among others. Realization of any of these risks could greatly influence our investors' decision-making. Conscious of the potential for such events to occur, the Company is taking steps to prepare with a combination of preventive and reactive measures.

Forward-Looking Statements

This press release contains certain forward-looking statements. The Company has tried, whenever possible, to identify these forward-looking statements using words such as "anticipated," "believes," "estimates," "expects," "plans," "intends" and similar expressions. Similarly, statements herein that describe the Company's business strategy, outlook, objectives, plans, intentions or goals are also forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in, or implied by, such statements. These risks and uncertainties may include, but are not limited to: the Company's ability to successfully implement its strategies to restructure the steel business and reinforce its financial structure; the effects of and changes in Japanese and worldwide general economic conditions and in the steel industry in particular, including the severity of any economic slowdown, technological and other changes affecting the manufacture of and demand for Sumitomo Metal Industries Group's products, changes in Japanese or other countries' laws and regulations, including with regard to taxation and other risks and uncertainties set forth in subsequent press releases and in Sumitomo Metal Industries Group's public filings. These statements reflect the Company's current beliefs and are based upon information currently available to it. Be advised that developments subsequent to this release are likely to cause these statements to become outdated with the passage of time. The Company disclaims any intent or obligation to update these forward-looking statements.

Consolidated Statements of Income for the Interim Period

(Unit: Million Yen)

Items	Current Interim Period (First Half of FY2006)		Previous Interim Period (First Half of FY2005)		Change	Previous Period (FY2005)	
Sales		768,222		730,565	37,656		1,552,765
Cost of sales		(561,355)		(518,570)	-42,785		(1,106,953)
Gross profit		206,866		211,995	-5,128		445,811
Selling, general and administrative expenses		(71,738)		(67,189)	-4,548		(140,007)
Operating profit		135,128		144,805	-9,677		305,804
Non-operating income:							
Interest	718		515			963	
Dividend income	3,345		2,006			3,093	
Equity in earnings of unconsolidated subsidiaries and associated companies	24,570		6,811			16,676	
Other	6,579	35,213	2,844	12,178	23,034	6,757	27,491
Non-operating expenses:							
Interest expense	(5,419)		(6,495)			(12,299)	
Other	(8,914)	(14,333)	(18,647)	(25,143)	10,809	(40,262)	(52,561)
Recurring profit		156,007		131,840	24,167		280,733
Non-recurring profit:							
Gain on sales of investment securities	-	-	6,843	6,843	-6,843	47,871	47,871
Non-recurring loss:							
Loss on asset impairment	(3,564)		(3,179)			(3,179)	
Loss on business restructuring	(1,106)		(5,056)			(4,788)	
Loss on disposal and sales of property, plant, equipment and other assets	-		-			(8,244)	
Cost of PCB disposal	-		-			(2,108)	
Loss on compensation for completed construction	-	(4,670)	-	(8,236)	3,565	(4,101)	(22,422)
Net income before taxes and minority interests		151,337		130,448	20,889		306,183

Corporate taxes, residential taxes and business taxes	(49,491)		(50,565)			(102,662)	
Adjustments for corporate taxes, etc.	(1,154)	(50,646)	13,409	(37,155)	-13,490	20,305	(82,356)
Minority interests		(906)		(1,220)	313		(2,573)
Net income		99,784		92,072	7,712		221,252

Consolidate Balance Sheet for the Interim Period

(Unit: Million Yen)

Items	Current Interim Period (At the end of September 2006)	Previous Interim Period (At the end of September 2005)	Previous Period (At the end of March 2006)
(Assets)			
Current assets	665,548	620,751	675,217
Cash and deposits	25,576	22,037	32,669
Trade notes and accounts receivable	204,291	180,175	211,772
Marketable securities	0	0	0
Inventories	375,249	352,014	364,501
Other	60,905	67,096	66,784
Allowance for doubtful receivables	(474)	(573)	(511)
Fixed assets:	1,454,815	1,379,754	1,438,128
Property, plant and equipment	1,016,724	1,000,353	1,009,499
Building and structures	233,505	240,003	237,308
Machinery and equipment	330,198	352,181	339,493
Land	349,432	345,998	359,214
Construction in progress	93,957	52,727	63,989
Other	9,629	9,442	9,493
Intangibles	5,654	5,956	6,212
Investments and other assets:	432,436	373,443	422,416
Investment securities	395,689	334,888	385,141
Other	37,564	39,519	38,966
Allowance for doubtful receivables	(816)	(964)	(1,721)
Deferred assets:	-	46	45
Total assets	2,120,363	2,000,553	2,113,391
(Liabilities)			
Current liabilities:	805,289	902,625	862,954
Trade notes and accounts payable	368,358	329,558	348,385
Short-term borrowings	239,937	388,642	290,645
Commercial paper	15,000	-	-
Current portion of	15,000	31,400	11,450

bonds			
Other	166,993	153,024	212,473
Long-term liabilities	485,569	479,465	488,264
Bonds	91,157	96,600	96,200
Long-term borrowings	306,637	279,535	281,483
Liability for employees' retirement benefits	31,564	34,022	33,218
Liability for rebuilding furnaces	4,247	4,247	4,234
Other	51,962	65,059	73,128
Total liabilities	1,290,858	1,382,091	1,351,219
(Net assets)			
Shareholders' equity:	701,557	-	-
Capital	262,072	-	-
Capital surplus	61,897	-	-
Retained earnings	378,505	-	-
Treasury stock, at cost	(917)	-	-
Valuation and translation adjustments:	85,778	-	-
Unrealized gain on available-for-sale securities	78,440	-	-
Deferred gains or losses on hedges	(1,987)	-	-
Land revaluation surplus	11,938	-	-
Foreign currency translation adjustments	(2,613)	-	-
Minority interests	42,168	-	-
(Total net assets)	829,505	-	-
Total liabilities and net assets	2,120,363	-	-
(Minority interests)			
Minority interests	-	39,272	41,305

(Shareholders' equity)			
Capital	-	262,072	262,072
Capital surplus	-	61,897	61,897
Retained earnings	-	183,253	300,587
Land revaluation surplus	-	16,547	16,061
Unrealized gain on available-for-sale securities	-	57,641	84,385
Foreign currency translation adjustments	-	(1,894)	(3,591)
Treasury stock, at cost	-	(327)	(545)
Total shareholders' equity		579,190	720,866
Total liabilities, minority interests and shareholders' equity	-	2,000,553	2,113,391

Summary of Segment Information

(Segment Information by Business Type)

1) Current Interim Period (The First Half of FY2006)

(Unit: Million yen)

Items	Steel	Engineering	Electronics	Other	Total	Corporate or Eliminations	Consolidated
Sales & Operating Profit							
Sales							
(1) Sales to customers	711,021	4,966	29,328	22,905	768,222	-	768,222
(2) Inter-segment sales	252	-	-	8,587	8,840	(8,840)	-
Total Sales	711,274	4,966	29,328	31,493	777,063	(8,840)	768,222
Operating expenses	578,970	5,783	28,099	28,928	641,781	(8,686)	633,094
Operating profit	132,303	(816)	1,229	2,565	135,282	(153)	135,128

2) Previous Interim Period (The First Half of FY2005)

(Unit: Million yen)

Items	Steel	Engineering	Electronics	Other	Total	Corporate or Eliminations	Consolidated
Sales & Operating Profit							
Sales							
(1) Sales to customers	660,662	19,202	30,236	20,462	730,565	-	730,565
(2) Inter-segment sales	2,266	-	-	8,106	10,373	(10,373)	-
Total Sales	662,929	19,202	30,236	28,569	740,938	(10,373)	730,565
Operating expenses	518,532	21,433	28,825	27,001	595,792	(10,032)	585,759
Operating profit	144,397	(2,230)	1,411	1,567	145,146	(341)	144,805

3) Previous Period (FY 2005)

(Unit: Million yen)

Items	Steel	Engineering	Electronics	Other	Total	Corporate or Eliminations	Consolidated
Sales & Operating Profit							
Sales							
(1) Sales to customers	1,405,468	39,024	60,842	47,429	1,552,765	-	1,552,765
(2) Inter-segment sales	3,523	-	-	16,305	19,829	(19,829)	-
Total Sales	1,408,991	39,024	60,842	63,735	1,572,594	(19,829)	1,552,765
Operating expenses	1,104,688	43,989	58,494	59,069	1,266,242	(19,281)	1,246,961
Operating profit	304,303	(4,965)	2,347	4,666	306,352	(548)	305,804

(Note)

1. Principal Products by Major Business Area

Major business area	Principal Products	
Steel	Steel sheets and plates	Steel plates for structural uses, steel plates for low-temperature service, steel plates for line pipe, high-tensile-strength steel plates and sheets, hot strip, cold strip, electro-magnetic steel sheets, hot-dip galvanized steel sheets, electrolytic galvanized steel sheets, pre-painted steel sheets, pre-coated steel sheets, stainless steel precision rolled strips, etc.
	Construction materials	H-shapes, fixed outer dimension H-shapes, lightweight welded beams, sheet piles, steel pipe piles, etc.
	Steel tubes and pipes	Seamless steel tubes and pipes, electric resistance welded tubes and pipes, large-diameter arc-welded pipes, hot ERW, specially shaped tubes, various coated tubes and pipes, stainless steel tubes and pipes, etc.
	Steel bars and wire rods	Special quality bars, cold heading quality wire rods, spring quality bars, machining steel, bearing steel, steel cord quality bars, stainless bars and wire rods, etc.
	Railway, automotive, and machinery parts	Wheels, axles, bogie trucks, gear units for electric cars, couplers, etc.
	Steel castings and forgings	Die forged crankshafts, materials for molds, aluminum wheels, flange for transmission tower, crane wheels, rolls, etc.
	Semi-finished iron products	Steel billets, pig iron for steel making, etc.
	Others	Titanium products, steel making technology, land and sea transport of steel materials, maintenance of machinery and facilities, pipelines, thermal plant and pipeline engineering, etc.
Engineering	The civil engineering and steel bridge products, systems buildings, etc.	
Electronics	IC packages, electronic modules, etc.	
Others	Lease and sale of real estate, research and testing specializing in materials analysis and evaluation, etc.	

2.Changes to business segments

On October 1, 2005, the company integrated its energy-engineering business (pipelines, energy plants) and the same business of Sumitomo Metal Plantec Co., Ltd. to form Sumitomo Metal Pipeline and Piping, Ltd. and the energy-engineering business was transferred from the Engineering segment to Pipe & Tube Company.
As a result, the sales, operating expenses and operating profit pertaining to the energy-engineering business, which were recorded in the accounts of the Engineering segment until the end of the first half of the previous fiscal year, have been recorded in the Steel business segment since the second half of the previous fiscal year. The change will be applied to the previous first half and the previous fiscal year, and reflected in the Steel business segment's accounts, as shown below.

Previous interim period (The First Half of FY2005) (After changes to business segments)

(Unit: Million yen)

Items	Steel	Engineering	Electronics	Other	Total	Corporate or Eliminations	Consolidated
Sales & Operating Profit							
Sales							
(1) Sales to external customers	668,361	11,504	30,236	20,462	730,565	-	730,565
(2) Inter-segment sales	1,526	-	-	8,106	9,632	(9,632)	-
Total Sales	669,887	11,504	30,236	28,569	740,198	(9,632)	730,565
Operating expenses	525,914	13,310	28,825	27,001	595,051	(9,291)	585,759
Operating profit	143,972	(1,805)	1,411	1,567	145,146	(341)	144,805

Previous period (FY2005) (After changes to business segments)

(Unit: Million yen)

Items	Steel	Engineering	Electronics	Other	Total	Corporate or Eliminations	Consolidated
Sales & Operating Profit							
Sales							
(1) Sales to external customers	1,413,166	31,326	60,842	47,429	1,552,765	—	1,552,765
(2) Inter-segment sales	2,782	—	—	16,305	19,088	(19,088)	—
Total Sales	1,415,949	31,326	60,842	63,735	1,571,853	(19,088)	1,552,765
Operating expenses	1,112,070	35,867	58,494	59,069	1,265,501	(18,540)	1,246,961
Operating profit	303,879	(4,540)	2,347	4,666	306,352	(548)	305,804

(Reference)

October 31, 2006

Sumitomo Metal Industries, Ltd.

1. Nationwide crude steel production volume

The first half of the FY2006 ending March 31, 2007			FY2006 ending March 31, 2007
Result for first quarter	Result for second quarter	Result for First half	Full-year forecast
29 million tons	29 million tons	58 million tons	116 million tons (approx.)

2. Sumitomo Metals' crude steel production volume (*1)

The first half of the FY2006 ending March 31, 2007			FY2006 ending March 31, 2007
Result for first quarter	Result for second quarter	Result for First half	Full-year target
3.29 million tons	3.38 million tons	6.67 million tons	13.37 million tons (approx.)

3. Export ratio (*2) (by monetary value)

The first half of the FY2006 ending March 31, 2007			FY2006 ending March 31, 2007
Result for first quarter	Result for second quarter	Result for First half	Full-year target
46%	46%	46%	46% (approx.)

4. Exchange rate

The first half of the FY2006 ending March 31, 2007			FY2006 ending March 31, 2007
Result for first quarter	Result for second quarter	Result for First half	Full-year forecast
114 yen/$	116 yen/$	115 yen/$	115 yen/$(approx.)

5. Effect on profits of yen appreciation by one yen (Consolidated)

Target for FY2006
1.5 billion yen per year (approx.)

6. Average price of steel products (*3) (thousand yen/ton)

The first half of the FY2006 ending March 31, 2007			FY2006 ending March 31, 2007
Result for first quarter	Result for second quarter	Result for First half	Full-year target
95.5	97.9	96.7	99 (approx.)

7. FY2006 target of sales and operating profits/losses by segment (Consolidated) (billion yen)

	First half		Targets for FY 2006	
	Sales	Operating profits and losses	Sales	Operating profits and losses
Steel	711	132.3	1,450 (approx.)	274.5 (approx.)
Engineering	4.9	(0.8)	10 (approx.)	(2) (approx.)
Electronics	29.3	1.2	60 (approx.)	4 (approx.)
Other	22.9	2.4	40 (approx.)	3.5 (approx.)

8. Operating profits and losses (billion yen)

	Targets for FY 2006
Consolidated	280 (approx.)
Non-consolidated	225 (approx.)

9. Capital investment and depreciation cost (property, plant and equipment) (billion yen)

	Results for FY2005		Targets for FY 2006	
	Consolidated	Non-consolidated	Consolidated	Non-consolidated
Capital investment	82.6	51.9	141 (approx.)	84 (approx.)
Depreciation cost	75.2	43.2	75 (approx.)	43 (approx.)

10. Number of employees

Effective manpower (person)

	The end of March 2006	The end of September 2006	Forecast for the end of March 2007
Consolidated	25,639	25,509	25,200 (approx.)
Non-consolidated	6,668	6,899	6,820 (approx.)

11. Analysis of factors affecting profits and losses (Consolidated)

Exchange rate (TTM)
The first half of the FY2005→The first half of the FY2006
Result for the first half of the FY2005:109 yen/$→Result for the first half of the FY2006:115 yen/$

Reasons for improvement of profits sand losses	(billion yen)	Reasons for deterioration of profits and losses	(billion yen)
(Cost improvement)	6	(Raw material prices)	-20
(Equity method income)	18	(Increase of fixed costs)	-7
(Exchange rate fluctuation)	7	(Profit or loss from valuation)	-14
(Product mix and sales prices, etc.)	34		
Total	65	Total	-41

Recurring profits
Result for the first half of the FY2005: 131.8 billion yen→
Result for the first half of the FY2006: 156 billion yen (improvement of 24.1 billion yen)

12. Debt

(billion yen)

	Results of the end of March 2006	Results of the end of September 2006	Targets for the end of March 2007
Consolidated	679.7	667.7	720 (approx.)
Non-consolidated	535.7	574.2	640 (approx.)

(*1-3) including Sumitomo Metals (Kokura), Ltd., Sumitomo Metals (Naoetsu), Ltd. and Sumikin Iron & Steel Corporation)

RECEIVED
2006 NOV -6 P 3:17
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

October 31, 2006
Sumitomo Metal Industries, Ltd.

Notice Concerning Repurchase of Shares
(Pursuant to the Provisions of the Articles of Incorporation Established under Article 459, Section 1 of the Corporation Law)

Sumitomo Metal Industries, Ltd. ("Sumitomo Metals") hereby announces that its Board of Directors resolved at a meeting today to repurchase its shares, pursuant to the provisions of Sumitomo Metal's Articles of Incorporation established under Article 459, Section 1 of the Corporation Law.

1. Reason for Repurchase of Shares
   Sumitomo Metals will repurchase its shares in order to facilitate flexible capital management in response to the changing business environment.

2. Details of Repurchase
   (1) Class of shares to be repurchased: Common stock of Sumitomo Metals
   (2) Aggregate number of shares to be repurchased: Up to 160 million shares (3.33% of the total number of shares issued)
   (3) Aggregate repurchase price: Up to 75 billion yen
   (4) Period of repurchase: From November 1, 2006 to June 22, 2007

Reference:

Total number of shares issued and treasury stock as of September 30, 2006:
Total number of shares issued (excluding treasury stock): 4,801,672,919 shares
Number of shares of treasury stock: 4,301,319 shares